FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month October 2019 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On Oct. 23, 2019, the Registrant Schedules Third Quarter 2019 Financial Results
and Conference Call

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: Oct. 23, 2019	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Schedules Third Quarter 2019 Financial Results and Conference Call

MIGDAL HAEMEK, Israel – October 22, 2019 – TowerJazz (NASDAQ/ TASE: TSEM), the global specialty foundry leader, will issue its third quarter 2019 earnings release on Wednesday, November 13, 2019. The Company will hold a conference call to discuss its third quarter 2019 financial results and fourth quarter 2019 guidance on Wednesday, November 13, 2019, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 05:00 p.m. Israel time).

This call will be webcasted and can be accessed through the Investor Relations section on TowerJazz’s website at http://ir.towerjazz.com/ or can also be accessed by calling the following numbers: U.S. Toll Free: 1-888-407-2553; Israel: 03-918-0610; International: +972-3-918-0610. The teleconference will be available for replay for 90 days.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through its partnership with Panasonic Semiconductor Solutions Co. LTD. For more information, please visit www.towerjazz.com.

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Contact Information:
TowerJazz Investor Relations	GK Investor Relations
Noit Levy, +972 4 604 7066	Tel: 1 646 201 9246 (US) / +972 8 926 7464 (Israel)
noit.levi@towerjazz.com	gavriel@gkir.com